Exhibit (h)(6)

EXCELSIOR FUNDS TRUST

AMENDED AND RESTATED ADMINISTRATIVE SERVICES PLAN

Section 1. Upon the recommendation of Excelsior Funds Trust’s (the “Company”) administrators (the “Administrators”), any officer of the Company (or any other person authorized by the Company’s Board) is authorized to execute and deliver, in the name and on behalf of the Company, written agreements in substantially the form attached hereto or in any other form duly approved by the Board of Trustees (“Servicing Agreements”) with institutions that are shareholders of record or that have clients that are shareholders of record or beneficial owners of any of the Equity Income Fund and Mid Cap Value Fund (the “Funds”) of the Company, including without limitation the Company’s service providers and their affiliates (“Service Organizations”). Such Servicing Agreements shall require the Service Organizations to provide or arrange for the provision of support services as set forth therein to their clients who beneficially own Retirement Shares of the Funds offered by the Company in consideration of a fee, computed and paid in the manner set forth in the Servicing Agreements, at the annual rate of up to .25% of the applicable net asset value of Retirement Shares beneficially owned by such clients. Among other institutions, any bank, trust company, thrift institution or broker-dealer is eligible to become a Service Organization and to receive fees under this Plan. All expenses incurred by the Company with respect to the Retirement Shares of the Funds in connection with Servicing Agreements and the implementation of this Plan shall be borne entirely by the holders of that class or series.

Section 2. The Administrators shall monitor the arrangement pertaining to the Company’s Servicing Agreements with Service Organizations in accordance with the terms of the Co-Administration Agreement by and among the Administrators and the Company. The Administrators shall not, however, be obliged by this Plan to recommend, and the Company shall not be obliged to execute, any Servicing Agreement with any qualifying Service Organization.

Section 3. So long as this Plan is in effect, the Administrators shall provide to the Company’s Board of Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

Section 4. This Plan shall become effective immediately upon the approval of the Plan (and the form of Servicing Agreement attached hereto) by a majority of the Board of Trustees, including a majority of the trustees who are not “interested persons” as defined in the Investment Company Act of 1940 (the “Act”) of the Company and have no direct or indirect financial interest in the operation of this Plan or in any Servicing Agreement or other agreements related to this Plan (the “Disinterested Trustees”), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan (or form of Servicing Agreement).

Section 5. Unless sooner terminated, this Plan shall continue for a one year period and thereafter shall continue automatically for successive annual periods beginning July 31 provided such continuance is approved at least annually in the manner set forth in Section 4.

Section 6. This Plan may be amended at any time by the Board of Trustees, provided that any material amendments of the terms of this Plan shall become effective only upon the approvals set forth in Section 4.

Section 7. This Plan is terminable at any time by vote of a majority of the Disinterested Trustees.

Section 8. While this Plan is in effect, the selection and nomination of the new trustees of the Company who are not “interested persons” (as defined in the Act) of the Company shall be committed to the discretion of the existing Disinterested Trustees.

Section 9. The Company initially adopted this Plan as of July 30, 2004, and amended and restated as of July 28, 2005.

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